SEC Processing Section

[redacted]

09055690

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 26 2009
503

SEC FILE NUMBER
8-65708

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STANWICH ADVISORS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE DOCK STREET, SUITE 602
(No. and Street)

STAMFORD (City) CT (State) 06902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHARLES R. DAUGHERTY 203-406-1099
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HOUSMAN & BLOCH, LLP
(Name – *if individual, state last, first, middle name*)

45 KNOLLWOOD ROAD (Address) ELMSFORD (City) NY (State) 10523 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHARLES R. DAUGHERTY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STANWICH ADVISORS LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LOREN E. MORRISSEY
Notary Public
No. 115931
My Commission Expires July 31, 2012

Notary Public

Signature

MEMBER

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STANWICH ADVISORS, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2008

HOUSMAN & BLOCH, LLP

STANWICH ADVISORS, LLC

INDEX TO THE FINANCIAL STATEMENTS

HOUSMAN & BLOCH, LLP
Certified Public Accountants

45 KNOLLWOOD ROAD
ELMSFORD, NEW YORK 10523
(914) 347-5180
FACSIMILE (914) 347-5182

60 EAST 42nd STREET, 46th FLOOR
NEW YORK, NEW YORK 10165
(212) 697-8757
FACSIMILE (212) 697-0877

Stanwich Advisors, LLC
One Dock Street
Stamford, CT 06902

Independent Auditors' Report

We have audited the accompanying balance sheet of Stanwich Advisors, LLC, at December 31, 2008 and the related statements of operations, member's equity and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Stanwich Advisors, LLC as of December 31, 2008 and the results of its operations, members equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

Housman & Bloch LLP

New York, New York
February 15, 2009

STANWICH ADVISORS, LLC
BALANCE SHEET
DECEMBER 31, 2008

ASSETS

CURRENT ASSETS	
Cash	$ 78,745
Accounts receivable - Current	4,301,638
Prepaid expenses	4,522
Total Current Assets	4,384,905
FIXED ASSETS - Net of accumulated depreciation (Note 1)	115,143
OTHER ASSETS	
Accounts receivable - Non-Current	1,505,268
Security deposits	5,017
Total Other Assets	1,510,285
TOTAL ASSETS	$ 6,010,333

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 15,456
COMMITMENTS AND CONTINGENCIES (NOTE 1)	
MEMBERS' EQUITY	5,994,877
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 6,010,333

The accompanying notes are an integral part of these financial statements.

STANWICH ADVISORS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

FEE INCOME	$ 6,591,326
OPERATING EXPENSES	
Office payroll	479,620
Payroll taxes	28,579
Rent	58,581
Utilities	6,471
Telephone	23,296
Office supplies	6,201
Repairs & maintenance	6,139
Postage and delivery	8,249
Computer expenses	24,091
Insurance	62,131
Licenses & permits	14,714
Professional fees	31,465
Consulting	687,542
Automobile	95,617
Seminars and continuing education	20,063
Dues & subscriptions	12,649
Travel & entertainment	137,985
Advertising and client promotion	75,493
Sundry	24,796
Depreciation and amortization	34,913
Total Operating Expenses	1,838,595
Income (Loss) from Operations	4,752,731
OTHER INCOME AND (EXPENSES)	
Interest income	437
NET INCOME (LOSS)	$ 4,753,168

The accompanying notes are an integral part of these financial statements.

STANWICH ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

MEMBERS' EQUITY

Members' equity - January 1, 2008	$ 5,303,165
Net income for year ended December 31, 2008	4,753,168
Capital contributions	-
Member distributions	(4,061,456)
MEMBERS' EQUITY - DECEMBER 31, 2008	$ 5,994,877

The accompanying notes are an integral part of these financial statements.

STANWICH ADVISORS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Income (Loss)	$ 4,753,168
Adjustments: Depreciation	34,913
Accounts receivable - Current	(1,474,151)
Prepaid insurance	(1,726)
Accounts payable	7,902
Total Cash Flows From Operating Activities	3,320,106
CASH FLOW FROM INVESTING ACTIVITIES:	
Purchases of fixed assets	(10,406)
Total Cash Flows From Investing Activities	(10,406)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Accounts receivable - Non-current	764,816
Member distributions	(4,061,456)
Total Cash Flows From Financing Activities	(3,296,640)
INCREASE (DECREASE) IN CASH FLOWS	13,060
CASH AT JANUARY 1, 2008	65,685
CASH AT DECEMBER 31, 2008	$ 78,745

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

A) Business Activity:
Stanwich Advisors, LLC ("the Company") was formed on October 25, 2002 as a limited liability company under the laws of the State of Connecticut.

The company provides consulting, advisory and capital raising services to alternative investment asset managers.

The company filed an application for registration as a broker-dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended, and was registered as a broker dealer on June 5, 2003 with the National Association of Securities Dealers, Inc. ("NASD")

B) Fixed Assets:
The company records fixed assets at cost. Depreciation is recorded using various methods over the estimated useful life of the asset. Leasehold improvements, if any, are amortized on a straight line basis over the shorter of the estimated useful life of the asset or the term of the lease. Disposition of fixed assets are reported in the year of sale along with any corresponding gain or (loss) on disposition. Expenditures for repairs and maintenance are expensed as incurred.

As of December 31, 2008 fixed assets comprised the following:

Office furniture and equipment	$ 111,010
Leasehold improvements	93,034
	204,044
Less: Accumulated Depreciation	88,901
Net Fixed Assets	$ 115,143

C) Income Taxes:
The company was formed as a limited liability company. Company income is taxed directly to the members'. Accordingly, a provision for taxes has not been made.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

D) Commitment and Contingencies:
The company leases office space at One Dock Street, Stamford, Connecticut 06902 pursuant to a five year lease dated March 12, 2007 with a commencement date of May 1, 2007.

The lease calls for a base rent of $4,400 per month for the first year and increases each year thereafter. Additionally the company must pay a proportional share of annual increases for real estate taxes, insurance, maintenance and other operating expenses.

Minimum future lease payments are as follows:

2009	$ 58,387
2010	62,704
2011	65,100
2012	67,453
2013	22,746
Total	$ 276,390

E) Cash and cash Equivalents:
The company considers securities with maturities of three months or less, when purchased, to be cash equivalents. The company maintains cash and cash equivalents in accounts protected by insurance. At December 31, 2008 the company maintained cash accounts that were not in excess of funds covered by insurance.

F) Contingencies:
Contingencies include the usual obligations of a broker dealer. At December 31, 2008 here were no unusual contingencies.

G) Concentration of Risk:
A substantial part of the company's business activity is located within the tri-state metropolitan area.

H) Customer Accounts:
The company did not maintain any customer accounts in 2008.

I) 15C-3 Exemption:
The company claims exemption from the requirements of Rule 15c-3 under section K2(i) of the rule.

Note 2 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-1)

At December 31, 2008 the company maintained net capital of $63,246 which was $58,246 in excess of its required net capital requirement of $5,000.

At December 31, 2008 the company's aggregated indebtedness to net capital ratio was .24 to 1.

Supplementary Financial Information

STANWICH ADVISORS, LLC
SUPPLEMENTARY FINANCIAL INFORMATION
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Members' equity	$ 5,994,877
Less: Nonallowable Assets:	
Accounts receivable - Current	4,301,638
Prepaid expenses	4,522
Fixed assets - Net	115,143
Accounts receivable - Non-current	1,505,268
Haircuts	43
Security deposits	5,017
Total Nonallowable Assets	5,931,631
NET CAPITAL	$ 63,246

AGGREGATED INDEBTEDNESS UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

Aggregated indebtedness	
Accounts payable	$ 15,456
Net Capital	$ 63,246
RATIO: AGGREGATED INDEBTEDNESS TO NET CAPITAL	.24 to 1

There are no material differences between the above calculation and the calculation included in the Company's unaudited FOCUS report as of December 31, 2008.